SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 2)

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LONE OAK ACQUISITION CORPORATION

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Ordinary Shares, $0.0001 Par Value

(Title of Class of Securities)

G5693V 105

(CUSIP Number of Class of Securities)

Berke Bakay

(972) 207-3254

5524 E. Estrid Ave.

Scottsdale, AZ 85254

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Mitchell S. Nussbaum, Esq.

Loeb & Loeb LLP

345 Park Avenue

New York, New York 10154

(212) 407-4000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
$4,151,271.56	$534.68 **

*	Estimated for purposes of calculating the amount of the filing fee only. The transaction value assumes the purchase of a total of 505,636 outstanding ordinary shares of Lone Oak Acquisition Corporation, par value $0.001 per share, at the tender offer price of $8.21 per share. The amount of the filing fee is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $128.80 for each $1,000,000 of the value of the transaction.

**	Previously paid

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

i

Item 10. Financial Statements		4

(a)	Financial Information	4

(b)	Pro Forma Information	4

Item 11. Additional Information		4

(a)	Agreements, Regulatory Requirements and Legal Proceedings	4

(b)	Other Material Information	4

Item 12. Exhibits		5

Item 13. Required by Schedule 13e-3		5

ii

SCHEDULE TO

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as amended by Amendment No. 1 (this “Schedule TO”), originally filed with the Securities and Exchange Commission on October 25, 2013 by Lone Oak Acquisition Corporation, a Cayman Islands company (the “Company”). This Schedule TO relates to the offer by the Company to all holders of the Company’s outstanding ordinary shares issued in the Company’s initial public offering, par value $0.001 per share (the “Shares”), at a price of approximately $8.21 per share in cash, without interest. The offer is subject to the terms and conditions set forth in the Amended and Restated Offer Letter, dated November 22, 2013 (the “Offer Letter”), a copy of which is filed herewith as Exhibit (a)(1)(A), in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B), and in the other Exhibits filed with this Amendment (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information in the Offer Letter and the related Letter of Transmittal is incorporated by reference as set forth below.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer Letter titled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address.

The name of the subject company and the filing person is Lone Oak Acquisition Corporation, a Cayman Islands company. Its principal executive offices are located at Room 1708 Dominion Centre, 43-59 Queen’s Road East, Wanchai, Hong Kong. The Company’s telephone number is 852-2851-0260.

(b)	Securities.

The securities that are the subject of this Schedule TO are 505,636 Shares.  As of November 20, 2013, there were 2,144,226 Shares of the Company issued and outstanding.

(c)	Trading Market and Price.

The information set forth in the Offer Letter under “Market Price Information” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address.

The Company is the subject company and the filing person.  The business address and telephone number of the Company are set forth under Item 2(a) above.

The names of the executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth below.  The business address for each such person is Room 1708 Dominion Centre, 43-59 Queen’s Road East, Wanchai, Hong Kong, and the telephone number for each such person is 852-2851-0260.

Name	Position
Berke Bakay	Executive Chairman of the Board of Directors
Baris Merzeci	Chief Executive Officer and Director
Can Aydinoglu	Chief Financial Officer and Director

Item 4. Terms of the Transaction.

(a)	Material Terms.

(1)(i) The information set forth in the Offer Letter under “Summary Term Sheet,” “Questions and Answers about the Offer,” “Summary,” and “The Offer—General” is incorporated herein by reference.

(1)(ii) The information set forth in the Offer Letter under “Summary Term Sheet,” “Questions and Answers about the Offer,” “Summary,” and “The Offer—Purchase Price” is incorporated herein by reference.

(1)(iii) The information set forth in the Offer Letter under “Summary Term Sheet,” “Questions and Answers about the Offer,” “Summary,” and “The Offer—Scheduled Expiration of Offer” is incorporated herein by reference.

(1)(iv) Not applicable.

(1)(v) The information set forth in the Offer Letter under “Summary Term Sheet,” “Questions and Answers about the Offer,” “Summary,” and “The Offer— Extension of the Offer; Termination; Amendment” is incorporated herein by reference.

(1)(vi) The information set forth in the Offer Letter under “Summary Term Sheet,” “Questions and Answers about the Offer,” “Summary,” and “The Offer—Procedures for Tendering Shares—Withdrawal Rights” is incorporated herein by reference.

(1)(vii) The information set forth in the Offer Letter under “Summary Term Sheet,” “Questions and Answers about the Offer,” “Summary,” and “The Offer—Procedures for Tendering Shares” is incorporated herein by reference.

(1)(viii) The information set forth in the Offer Letter under “Summary Term Sheet,” “Questions and Answers about the Offer,” “Summary,” and “The Offer— Purchase of Shares and Payment of Purchase Price” is incorporated herein by reference.

(1)(ix) The information set forth in the Offer Letter under “Summary Term Sheet,” “Questions and Answers about the Offer,” “Summary,” “The Offer— No Proration in Offer” and “The Offer—Conditions of the Offer” is incorporated herein by reference.

(1)(x) The information set forth in the Offer Letter under “Summary Term Sheet,” “Questions and Answers about the Offer,” “Summary,” “Risk Factors,” “The Offer—Purpose of the Offer” and “The Offer—Certain Effects of the Offer” is incorporated herein by reference.

(1)(xi) Not applicable.

(1)(xii) The information set forth in the Offer Letter under “Questions and Answers about the Offer,” “Summary,” “Risk Factors” and “Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(2)(i)-(vii) Not applicable.

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(b)	Purchases.

Holders of our ordinary shares issued prior to our initial public offering, including our officers and directors, have agreed not to participate in the Offer with respect to such shares. Based on our records and on information provided to us by our directors, executive officers, affiliates and subsidiaries, neither we nor any of our directors, executive officers, affiliates or subsidiaries have effected any transactions involving our securities during the 60 days prior to November 20, 2013.

The information set forth in the Offer Letter under “Questions and Answers about the Offer,” “Summary,” “Risk Factors,” “The Acquisition—Interests of Certain Persons in the Acquisition,” “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities” and “Certain Relationships and Related Transactions” is incorporated herein by reference.  See Item 8(a) herein for more information.

Item 5. Past Contracts, Transactions, Negotiations and Arrangements.

(a)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer Letter under “Questions and Answers about the Offer,” “Summary,” “Risk Factors,” “The Acquisition—Interests of Certain Persons in the Acquisition,” “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities,” “Security Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Transactions” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer Letter under “Questions and Answers about the Offer,” “Summary,” “Risk Factors” and “The Offer—Purpose of the Offer” is incorporated herein by reference.

(b)	Uses of Securities Acquired.

The securities will be retired and cancelled.

(c)	Plans.

The information set forth in the Offer Letter under “Questions and Answers about the Offer,” “Summary,” “Risk Factors” and “The Offer—Purpose of the Offer” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	Sources of Funds.

The information set forth in the Offer Letter under “Questions and Answers about the Offer,” “Summary,” “Risk Factors” and “The Offer— Source and Amount of Funds” is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer Letter under “Summary Term Sheet,” “Questions and Answers about the Offer,” “Summary,” “The Offer— No Proration in Offer” and “The Offer—Conditions of the Offer” is incorporated herein by reference.

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(c)	Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Offer Letter under “Questions and Answers about the Offer,” “Summary,” “Risk Factors,” “The Acquisition—Interests of Certain Persons in the Acquisition,” “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities” and “Certain Relationships and Related Transactions” is incorporated herein by reference.

(b)	Securities Transactions.

Neither the Company nor to the Company’s knowledge after reasonable inquiry have any of its other officers or directors engaged in any transactions in the Shares required to be disclosed in this Item 8(b).

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

The Company has retained Continental Stock Transfer & Trust Company (“Continental”) to act as the Depositary and Advantage Proxy (“Advantage”) to act as the Information Agent. The Company may contact holders of Shares over the Internet, by mail, telephone, fax, email or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee holders to forward material relating to the Offer to beneficial owners. Each of Continental and Advantage will receive reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will be indemnified by the Company against certain liabilities and expenses in connection therewith.

The information set forth in the Offer Letter under “The Offer—Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

(a)	Financial Information.

Not applicable.

(b)	Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer Letter under “Questions and Answers about the Offer,” “Summary,” “Risk Factors,” “The Acquisition,” “The Offer—Purpose of the Offer,” “The Offer—Certain Legal Matters; Regulatory Approvals” and “Certain Relationships and Related Transactions” is incorporated herein by reference.

(b)	Other Material Information.

The information set forth in the Offer Letter under “Questions and Answers about the Offer,” “Summary,” “Risk Factors,” “Information about Lone Oak,” “Post-Acquisition Business,” “Information about Manager adn BHN”, “Incofmation about the Initial Portfolio,” “The Acquisition,” “The Offer,” “Security Ownership of Certain Beneficial Owners and Management,” “Certain Relationships and Related Transactions” and “Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

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Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Amended and Restated Offer Letter dated November 22, 2013.
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(1)(D)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.
(a)(5)(A)	Presentation*
(a)(5)(B)	Report of Williamson Petroleum Consultants, Inc. relating to historical reserve estimates of Arabella as of December 31, 2012.
(a)(5)(C)	Report of Williamson Petroleum Consultants, Inc. relating to historical reserve estimates of Arabella as of August 31, 2013.
(b)	Not applicable.
(c)	Not applicable.
(d)(1)(A)

Agreement and Plan of Merger and Reorganization dated October 23, 2013 by and among Lone Oak Acquisition Corporation, a Cayman Islands company, Arabella Exploration Corp., a Delaware corporation, Arabella Exploration, LLC, a Texas limited liability company, and each of the Stockholders set forth on Schedule I thereto (Incorporated by reference to the Report of Foreign Private Issuer filed by Lone Oak dated October 25, 2013).

(d)(1)(B)	Form of Voting Agreement between Lone Oak Acquisition Corporation and the signatories thereto.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Previously Filed

Item 13. Required by Schedule 13e-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LONE OAK ACQUISITION CORPORATION

By:	/s/ Can Aydinoglu
Name: Can Aydinoglu
Title: Chief Financial Officer

Date: November 22, 2013

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INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Amended and Restated Offer Letter dated November 22, 2013.
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(1)(D)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.
(a)(5)(A)	Presentation*
(a)(5)(B)	Report of Williamson Petroleum Consultants, Inc. relating to historical reserve estimates of Arabella as of December 31, 2012.
(a)(5)(C)	Report of Williamson Petroleum Consultants, Inc. relating to historical reserve estimates of Arabella as of August 31, 2013.
(b)	Not applicable.
(c)	Not applicable.
(d)(1)(A)

Agreement and Plan of Merger and Reorganization dated October 23, 2013 by and among Lone Oak Acquisition Corporation, a Cayman Islands company, Arabella Exploration Corp., a Delaware corporation, Arabella Exploration, LLC, a Texas limited liability company, and each of the Stockholders set forth on Schedule I thereto (Incorporated by reference to the Report of Foreign Private Issuer filed by Lone Oak dated October 25, 2013).

(d)(1)(B)	Form of Voting Agreement between Lone Oak Acquisition Corporation and the signatories thereto.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Previously Filed